SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Niku Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

654113109

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654113109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Farzad Dibachi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,012,354

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,012,354

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,354

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 654113109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rhonda Dibachi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,012,354

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,012,354

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,354

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ] See Item 4.

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 654113109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Dibachi Family Trust UDT

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 997,354

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 997,354

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 997,354

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ] See Item 4.

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Niku Corporation
	(b)	Address of Issuer's Principal Executive Offices 350 Convention Way, Redwood City, California 94063

Item 2.
	(a)	Name of Person Filing Farzad Dibachi, Rhonda Dibachi and The Dibachi Family Trust UDT (the "Trust").
	(b)	Address of Principal Business Office or, if none, Residence 305 Main Street, Redwood City, California 94063
	(c)	Citizenship Farzad Dibachi and Rhonda Dibachi are citizens of the United States of America. The Dibachi Family Trust UDT is organized under the laws of California.
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share (the "Common Stock").
	(e)	CUSIP Number 654113109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[X]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership All information herein is as of February 14, 2003
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,012,354
(b) Percent of class: 9.8% (based on the 10,311,227 shares of Common Stock (the "Common Stock") of Niku Corporation (the "Company") reported to be outstanding as of February 12, 2003 by the Company).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0 shares
(ii) Shared power to vote or to direct the vote 1,012,354 shares
(iii) Sole power to dispose or to direct the disposition of 0 shares
(iv) Shared power to dispose or to direct the disposition of 1,012,354 shares

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
See Item 2.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     February 17, 2002

FARZAD DIBACHI

/s/Farzad Dibachi

RHONDA DIBACHI

/s/ Rhonda Dibachi

THE DIBACHI FAMILY TRUST UDT

By:	/s/ Farzad Dibachi
Name:	Farzad Dibachi
Title:	Trustee

By:	/s/ Rhonda Dibachi
Name:	Rhonda Dibachi
Title:	Trustee

 Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)

                Farzad Dibachi, Rhonda Dibachi and The Dibachi Family Trust UDT (hereinafter collectively referred to as the “Reporting Persons”) each hereby agrees to file jointly a Schedule 13G and any amendments thereto relating to the Common Stock, par value $0.0001 per share, of Niku Corporation, a Delaware corporation, as permitted by Rule 13d-1 of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to such Reporting Person will be true, complete and correct as of the date of such Schedule 13G or such amendment to the best of such Reporting Person’s knowledge and belief after reasonable inquiry. Each of the Reporting Persons makes no representation as to the accuracy or adequacy of the information set forth in such Schedule 13G and any amendments thereto with respect to any other Reporting Persons if any of the Reporting Persons shall promptly notify the other Reporting Persons if any information set forth in such Schedule 13G shall be or become inaccurate in any material respect or if he or she or it learns of information which would require an amendment to such Schedule 13G.

                IN WITNESS WHEREOF, the parties hereto have set forth their hand as of the 21st day of March, 2001.

FARZAD DIBACHI

/s/ Farzad Dibachi

RHONDA DIBACHI

/s/ Rhonda Dibachi

THE DIBACHI FAMILY TRUST UDT

By:	/s/ Farzad Dibachi
	Name:	Farzad Dibachi
	Title:	Trustee

By:	/s/ Rhonda Dibachi
	Name:	Rhonda Dibachi
	Title:	Trustee